EXHIBIT 99.1
                                                                    ------------


August 11, 2006

FOR IMMEDIATE RELEASE

      NATIONAL DATACOMPUTER, INC. ("IDCP") ANNOUNCES SECOND QUARTER AND SIX
                                 MONTHS RESULTS

BILLERICA, MA - National Datacomputer, Inc. (OTC Bulletin Board "IDCP") announced the results today of its second quarter and six months period ended June 30, 2006.

Bruna A. Bucacci, Chief Accounting Officer, reported that revenues for the second quarter increased 54% to $820,173 compared to revenues of $531,513 for the same quarter a year ago. Revenues for the six months period increased 19% to $1,591,710 compared to revenues of $1,334,390 for the same period a year ago.

The second quarter resulted in a net income of $53,480 as compared to a net loss of $265,021 for the same quarter last year. The six months period resulted in a net loss of $3,993 compared to a net loss of $373,399 for the same period a year ago.

Ms. Bucacci stated "The increase in revenue was due primarily to the initial deployment of our new software product, RouteRider LE which accounted for approximately 27% of our total revenues for the six months period. These orders call for additional elements, the majority of which will be delivered in the third quarter of 2006. Our order backlog at June 30, 2006 was approximately $400,000. The increase in revenues, combined with our cost cutting efforts has been instrumental in our ability to achieve profitability in the second quarter."

William B. Berens, President and CEO stated "We began our cost cutting programs during the latter part of the fourth quarter of 2005. We are continuing to examine aspects of the business where we can reduce our expense; however we are placing our emphasis on seeking to grow revenues and we are pleased with our second quarter results. We continue to focus on the sale, marketing and support of our new Route Accounting software package, RouteRider LE, and our existing Inventory products."

Founded in 1986, National Datacomputer, Inc. designs, manufactures, sells, and services computerized systems used to automate the collection, processing, and communication of information related to product sales, distribution, and inventory control. The Company's products and services include data communication networks, application-specific software, handheld computers and related peripherals, as well as training and support services. IDCP's shares are traded on the Electronic Bulletin Board

For further information, contact:
---------------------------------

Bruna A. Bucacci, Chief Accounting Officer
NATIONAL DATACOMPUTER, INC.
900 Middlesex Turnpike; Billerica, MA 01821
Telephone: (978) 663-7677
E-mail:  bbucacci@ndcomputer.com

This release contains "forward looking statements" that involve risks and uncertainties, including, without limitation, continued acceptance of the Company's products, cancellation of orders, new products and technological changes, continuing losses and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.